UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2007

Commission File Number: 000-51509

POINTS INTERNATIONAL LTD.

179 John Street, 8th Floor Toronto, Ontario M5T 1X4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.  Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐                 No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTS INTERNATIONAL LTD.
June 20, 2007
By:	/s/ Anthony Lam
Mr. Anthony Lam
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibits

1	Press Release - Points.com and Delta Expand Partnership